SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934

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TOTAL RETURN SECURITIES FUND
(Name of Subject Company (Issuer))

TOTAL RETURN SECURITIES FUND
(Name of Filing Persons (Offerors)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

870875101
(CUSIP Number of Class of Securities)

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WILLIAM G. FARRAR, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004-2498
TELEPHONE: (212) 558-4000

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(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

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COPY TO:
ANDREW DAKOS
BULLDOG INVESTORS, LLP
PARK 80 WEST – PLAZA TWO
250 PEHLE AVE., 7TH FLOOR
SADDLE BROOK, NJ 07663
TELEPHONE: (201) 881-7101
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*
•	No fee is due if the filing relates solely to preliminary communications before the commencement of a tender offer.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                       Filing Party: Not applicable

Form or Registration No.: Not applicable        Date Filed: Not applicable

⌧  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
⌧ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit No.  Exhibit Name

99.1         Press Release of Total Return Securities Fund dated August 18, 2025

Exhibit 99.1

TOTAL RETURN SECURITIES FUND, INC. ANNOUNCES RIGHTS OFFERING

Press Release – For Immediate Release

New York, New York—August 19, 2025

The Board of Directors (the “Board”) of Total Return Securities Fund, Inc. (f/k/a The Swiss Helvetia Fund, Inc.) (the “Fund”) (NYSE: SWZ) announced today that it intends to authorize the issuance of one non-transferable right for each share of the Fund held on a date to be announced to purchase one additional share of the Fund’s common stock at a subscription price of 85% of the net asset value (“NAV”) of the Fund’s shares on the expiration date (unless extended).  Rights holders that fully exercise their rights will also be entitled to subscribe, subject to certain limitations to be set forth in a prospectus (which shall be available on the website of the Securities and Exchange Commission at www.sec.gov) and subject to allotment, for additional shares of stock that are not subscribed for by other rights holders.

Shortly after completion of the rights offering, the Board intends to authorize a tender offer to purchase (1) 30% of the Fund’s outstanding shares if at least 8 million shares are issued in the rights offering, or (2) the greater of (a) 15% of the Fund’s outstanding shares and (b) the number of shares that would result in the Fund having approximately $90 million in net assets after completion of the tender offer if less than 8 million shares are issued in the rights offering, in either case at a price of at least 98% of NAV.

Contact: Tom Antonucci at 201-881-7102 or tantonucci@bulldoginvestors.com.

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This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any of the Fund’s securities in any jurisdiction, nor shall there be any sale, issuance or transfer of its securities in any jurisdiction in contravention of applicable law. No offer of the Fund’s securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Fund’s common stock.  No tender offer for the outstanding shares of our common stock has commenced.  If any tender offer is commenced, the Fund will file a Tender Offer Statement on Schedule TO with the SEC related to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) will contain important information, including the terms and conditions of the tender offer, that should be read carefully before any decision is made with respect to the tender offer.  Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s current website (www.totalreturnsecuritiesfund.com).